UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Remote MDx, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Stefan Vinson

NORD/LB

Norddeutsche Landesbank Girozentrale

Head Compliance

Zuleitung 4753/4753 Friedrichswall 10

D-30151 Hanover, Germany

+49 (511) 361-4753

With copies to:

Philipp von Randow

Latham & Watkins LLP

Frankfurter Welle, Reuterweg 20

60323 Frankfurt, Germany

+49 (69) 6062-6618

Dorothea Bedkowski

Latham & Watkins LLP

Warburgstraße 50

20354 Hamburg, Germany

+49 (40) 4140-3383

Dennis Craythorn

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

(212) 906-2908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75961Q 10 1

1.	Name of Reporting Person: NORD/LB
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds: WC
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 0
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent Of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person BK

This Amendment No. 5 amends the statement on Schedule 13D filed on March 14, 2008, as amended on March 17, 2008, August 1, 2008, September 2, 2008 and October 16, 2008 (the “Schedule 13D”), by NORD/LB relating to the common stock of RemoteMDx, Inc. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented in relevant part by adding the following:

(a) and (b) As of the date of this Schedule 13D, NORD/LB beneficially owns no shares of RemoteMDx Common Stock.

(c) On December 16, 2008, NORD/LB and the Purchaser entered into the Third Supplement to the Share Sale Agreement (the “Third Supplement”) pursuant to which NORD/LB sold the remaining 22,337,305 shares of RemoteMDx Common Stock it held to the Purchaser at a purchase price of EUR 0.80583 per share for a total purchase amount of EUR 18,000,070. The Purchaser paid EUR 6,000,000 on December 15, 2008, and the remainder of the purchase price is due and payable no later than December 15, 2009.

(d) Not applicable.

(e) NORD/LB ceased to be the beneficial owner of any shares of RemoteMDx Common Stock on December 16, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On December 16, 2008, NORD/LB and the Purchaser entered into the Third Supplement to the Share Sale Agreement pursuant to which the Purchaser agreed to pay EUR 18,000,070 for the remaining 22,337,305 shares of RemoteMDx Common Stock at a purchase price of EUR 0.80583 per share. Pursuant to the Third Supplement, the Purchaser paid EUR 6,000,000 on December 15, 2008, and NORD/LB transferred the 22,337,305 shares subject to the agreement to the Purchaser. The remainder of the purchase price is due and payable no later than December 15, 2009.

The Purchaser agreed to grant security to NORD/LB for the remainder of the purchase price. NORD/LB and the Purchaser accordingly entered into a pledge agreement with respect to certain partnership interests in limited partnerships (the “Pledge Agreement”). On December 16, 2008, NORD/LB and the Purchaser entered into a Supplement to the Pledge Agreement (the “Pledge Agreement Supplement”). Pursuant to the Pledge Agreement, as amended by the Pledge Agreement Supplement, the Purchaser pledges his partnership interests in four companies totaling EUR 19,172,500, to NORD/LB as security for all existing and future claims against the Purchaser with respect to his payment of the remainder of the purchase price for the shares of RemoteMDx Common Stock. The Purchaser remains entitled to solely exercise the rights associated with such pledged interests, including voting rights, and to receive dividend payments and liquidation proceeds in case of dissolution of the companies until revoked by NORD/LB. NORD/LB is entitled to realize the pledged interests in the event the Purchaser does not pay the remaining purchase price of RemoteMDx Common Stock when due despite reasonable notice as provided for by the Pledge Agreement.

In addition, the Purchaser has provided NORD/LB with a negative pledge/pari passu declaration (the “Negative Pledge”). On December 16, 2008, the Purchaser and NORD/LB amended the Negative Pledge (the “Negative Pledge Supplement”). Pursuant to the Negative Pledge, as amended by the Negative Pledge Supplement, the Purchaser agreed not to sell or further encumber a certain limited partnership interest in the amount of EUR 11,725,000 or enter into any obligations the subject of which would be to sell or further encumber such limited partnership interest. The Purchaser also undertook to pledge said limited partnership interest to NORD/LB on its first demand.

The descriptions of the Third Supplement, Pledge Agreement, Pledge Agreement Supplement, Negative Pledge and Negative Pledge Supplement in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, a fair and accurate translation of each of which is included as exhibits hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1. Third Supplemental Agreement to the Purchase Agreement by and between NORD/LB and Dr. Winfried Kill, dated as of December 16, 2008.

2. Pledge Agreement, by and between NORD/LB and Dr. Winfried Kill, dated as of November 17, 2008.

3. First Supplement to the Pledge Agreement, by and between NORD/LB and Dr. Winfried Kill, dated as of December 16, 2008.

4. Negative Pledge of Dr. Winfried Kill to NORD/LB, dated as of November 17, 2008.

5. First Supplement to the Negative Pledge of Dr. Winfried Kill to NORD/LB, dated as of December 16, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2008

NORD/LB

By:	/s/ Stefan Vinson
Name:	Stefan Vinson
Title:	Head of Compliance

By:	/s/ Dr. Marcus Wallenhorst
Name:	Dr. Marcus Wallenhorst
Title:	Head of Legal Department

EXHIBIT 1

Translation from German

3. Supplemental Agreement to the

Purchase Agreement of 07/29/2008

between

Norddeutsche Landesbank Girozentrale, Friedrichswall 10, 30159 Hannover,

- hereinafter: the “Seller” -

and

Dr. Winfried Kill, Parkstrasse 32a, 51427 Bergisch-Gladbach

- hereinafter: the “Purchaser” -.

Preamble

WHEREAS with purchase agreement of 07/29/2008 Seller has sold to Purchaser 31,024,000 shares of stock, ISIN US75961Q1013 (hereinafter: the “Shares”) of Remote MDX Inc with its principal place of business in Utah, United States (hereinafter: the “Company”). The purchase agreement was amended by supplemental agreements of 08/29/2008 and 10/15/2008. The parties have now agreed to amend the purchase agreement again and to enter into the following third supplemental agreement:

§ 1 Purchase Price

(1)	A partial amount of EUR 6,000,000 of the remaining purchase price of EUR 18,000,069.92 is due and payable on 12/15/2008 to Seller, in particular to the following account of the Seller at Norddeutsche Landesbank Girozentrale, bank code 25050000, account number 9000980240.

(2)	The remainder of the purchase price in the amount of EUR 12,000,069.92 is due and payable no later than 12/15/2009 to the Seller’s account mentioned above.

§ 2 Transfer of the Shares

Immediately upon receipt of the amount referred to under § 1 (1) above Seller will transfer all not yet disposed Shares to Purchaser, to the following depositary account of Purchaser: depositary account no. 600372360 at Berliner Effektenbank, bank code 10110600.

§ 3 Other Undertakings of Purchaser

Purchaser shall immediately provide the Seller with all information and documents which are required for assessing the economical situation pursuant to § 18 of the German Banking Act.

§ 4 Miscellaneous

(1)	Seller and Purchaser agree that the subject matter of this agreement is not the Company but the Shares and that Seller disclaims any liability for defects in quality or title in the Company including the Company’s earning capacity or the value of the Shares or individual items of the Company’s assets.

(2)	The Purchaser confirms that his decision to buy the Shares has been taken on the basis of his own scrutiny of the risks involved and that in so far he has not received any advisory or financial services of the Seller and that he shall not raise any claims against the Seller in this regard.

(3)	Each party bears its own costs in connection with the conclusion and performance of this agreement, including costs of external advisors.

(4)	To the extent not amended by this contract, the provisions of the previous agreements remain in effect and are hereby re-confirmed.

(5)	This agreement is subject to the laws of the Federal Republic of Germany.

(6)	Place of performance [and place of jurisdiction] is Hannover.

(7)	The parties agree that if any provision in this agreement should be or become ineffective this shall be without prejudice to the validity of the remainder hereof. The parties undertake that if possible they will replace an ineffective provision with a provision of equal or similar financial effect. The same applies if the agreement should prove to have a gap or omission in the course of its performance.

(8)	Any amendments of or supplements to this agreement, including an amendment of or supplementation to this Clause, requires written form which shall be observed by facsimile transmission of the signed documents in order to be effective. No side agreements have been entered into.

(9)	For the validity of this supplement agreement, the facsimile transmission of a signed version to the respective other party is sufficient.

Hannover, date: 12/16/2008	Bergisch-Gladbach, date: 12/16/2008

Norddeutsche Landesbank

/s/ Antje Wintjes	/s/ Rosemarie Kill
Mrs. Antje Wintjes	Dr. Winfried Kill

/s/ Bernd Sablowsky
Mr. Bernd Sablowsky

EXHIBIT 2

Pledge of Participations in Limited Partnerships

Entered into between

Dr. Winfried Kill

Parkstrasse 32 a, 51427 Bergisch Gladbach

- hereinafter referred to as ‘Security Grantor’ -

and

Norddeutsche Landesbank – Girozentrale –

Friedrichswall 10, 30159 Hannover

- hereinafter referred to as ‘NORD/LB’-

The Parties herewith agree to the following:

1.	Upon registration with the commercial register the Security Grantor becomes owner of a limited partnership interest with a nominal value of EUR 6,000,000.00 in MS ‘VEGA NIKOLAS’ Schifffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 105927 (referred to hereinafter as ‘Company 1’), the nominal capital of which amounts to EUR 6,250,000.00. Until such registration is effected, the Security Grantor is an atypical silent partner. All payments in respect of the limited partnership interest have been made.

2.	The Security Grantor holds a fully paid in limited partnership interest with a nominal value of EUR 5,965,000.00 in MS ‘VEGA Phillip’ Schifffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 104415 (referred to hereinafter as ‘Company 2’), the nominal capital of which amounts to EUR 7,045,000.00.

3.	The Security Grantor holds a fully paid in limited partnership interest with a with a nominal value of EUR 5,938,000.00 in MS ‘VEGA SONJA’ Schifffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 105929 (referred to hereinafter as ‘Company 3’), the nominal capital of which amounts to EUR 6,118,000.00.

4.	The Security Grantor holds a fully paid in limited partnership interest with a nominal value of EUR 1,907,500.00 in MS ‘VEGA HELSINKI’ Schifffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 104302 (referred to hereinafter as ‘Company 4’), the nominal capital of which amounts to EUR 7,500,000.00.

5.	The Security Grantor herewith pledges the participations referred to under the preceding sections 1, 2, 3 and 4 in the Companies 1, 2, 3 and 4 (hereinafter referred to as the ‘Interests’) to NORD/LB to secure all present and future, including conditional and time limited, claims of NORD/LB against the Security Grantor from the second supplemental agreement entered into between the Security Grantor and NORD/LB on October 15, 2008 to the purchase agreement dated July 29, 2008 regarding the purchase of shares in Remote MDX, Inc., incorporated in Utah, USA, (ISIN US75961Q1013). With respect to the company referred to under section 1, the pledge—including the stipulations made hereinafter – also relate to assignable claims and rights under the atypical silent partnership interest as well as to future participation as limited partner after registration with the commercial register.

The pledge comprises all present and future assignable property rights of the Security Grantor against the companies and the other shareholders resulting from the partnership. In particular, these rights include the right to receive earnings attached to the Interests as well as any dividend distributions and other payments, the right to receive liquidation proceeds in case of dissolution of the company and claims resulting from the retirement of the Security Grantor from any of the aforementioned companies. In this respect, the parties agree that a utilization pledge has been granted pursuant to Section 1273 paragraph 2, Section 1213 of the German Civil Code and NORD/LB does not assume any responsibilities under Section 1214 of the German Civil Code.

6.	The Security Grantor assures that he has not disposed of his Interests or single present or future property rights resulting from his participation in the companies in any other way, particularly not of the right to claim the dissolution balance or the right to claim a share in the profits, and that no third party rights exist with respect to the participation or single property rights resulting from the participation.

7.	The Security Grantor shall remain entitled to exercise the rights associated with the pledged Interests, particularly the voting rights, on his own.

In case of shareholders’ decisions legally or economically affecting the company and possibly adversely sustainably affecting its financial circumstances, the Security Grantor shall exercise his voting right in the shareholders’ meetings taking into account the security interests of NORD/LB and shall inform NORD/LB of such decisions. The Security Grantor shall not make declarations or take legal actions which frustrate or jeopardize NORD/LB’s pledge, particularly which reduce the pledged Interest as subject of the pledge.

Until revocation by NORD/LB, the Security shall remain entitled to receive dividend payments, other payments and liquidation proceeds in case of dissolution of the companies.

8.	NORD/LB is entitled to realize the pledged Interests in case the Security Grantor does not make payments on the secured claims when they are due despite reasonable notice period. In this case, NORD/LB is also entitled to revoke the Security Grantor’s authorization to receive under section 7.

NORD/LB shall give notice to the Security Grantor about the realization of the Interests and grant the Security Grantor a time period during which the Security Grantor is allowed to raise defenses against NORD/LB’s authority to realize the Interests, or to avoid realization by payment on all due claims secured by the pledge.

Such time period shall not be less than two weeks, provided that this pledge agreement constitutes a mutual commercial deal. If this pledge does not qualify as mutual commercial deal, the time period shall not be less than one month. A notice and granting of a time period shall not be required in case the Security Grantor ceased to make any and all payments, or in case the Security Grantor filed for the commencement of insolvency proceedings over the Security Grantor’s assets.

For the purpose of realizing the Interests and in deviation from Section 1277 sentence 1 of the German Civil Code, NORD/LB is entitled to sell the pledged by public auction without enforceable instrument. NORD/LB may also request the Security Grantor to realize the Interests in accordance with NORD/LB’s instructions and with assistance of Vega-Reederei GmbH & Co. KG, Große Elbstrasse 145c, 22767 Hamburg, in the best possible way or to assist in the realization.

9.	The Security Grantor instructs NORD/LB to notify Companies 1, 2, 3 and 4 of this pledge.

Pursuant to section 14 of the respective articles of association, the pledge of requires the approval of the general partner. Their consent declarations dated November 4, 2008 are presented as exhibits to this agreement.

10.	NORD/LB accepts the pledge based on the provisions laid out above.

11.	Should any provision of this agreement be or become void or inoperable, this agreement shall nonetheless remain in force. The Parties shall replace such void or inoperable provision with a valid or operable provision, the effect of which resembles the economic result of the void or inoperable provision most.

Bergisch Gladbach, November 13, 2008	/s/ Dr. Winfried Kill
Dr. Winfried Kill

Hannover, November 17, 2008	Norddeutsche Landesbank Girozentrale

/s/ Olaf Hugenberg
Mr. Olaf Hugenberg

/s/ Bernd Sablowsky
Mr. Bernd Sablowsky

EXHIBIT 3

First Supplemental to the Pledge of Participations in Limited Partnerships

dated November 13/ 17, 2008

Entered into between

Dr. Winfried Kill

Parkstr. 32 A, 51427 Bergisch Gladbach

- hereinafter referred to as ‘Security Grantor’

and

Norddeutsche Landesbank – Girozentrale –

Friedrichswall 10, 30159 Hannover

- hereinafter referred to as ‘NORD/LB’ -

With this agreement, the following provisions of the pledge of participations in Limited Partnerships dated November 13/ 17, 2008 shall be amended as laid out hereinafter:

3.	Security Grantor holds a fully paid in limited partnership interest of EUR 5,300,000.00 in MS ‘VEGA SONJA’ Schiffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 105929 (referred to hereinafter as ‘Company 3’), with a nominal capital of EUR 6,300,000.00.

5.	Security Grantor herewith pledges its participations in Companies 1, 2, 3 and 4 as referred to under the preceding sections 1, 2, 3 and 4 (referred to hereinafter as the ‘Interests’) to NORD/LB as security for all existing and future, including conditional or time limited, claims against the beneficiary resulting from the second and third supplemental agreement entered into between the Security Grantor and NORD/LB to the purchase agreement dated July 29, 2008 regarding the purchase of shares in Remote MDX, Inc., incorporated in Utah, USA, (ISIN US7596Q1013).

With respect to the company referred to under section 1, the pledge—including the stipulations made hereinafter – relate also to assignable claims and rights under the atypical silent partnership interest as well as to future participation as limited partner after registration with the commercial register.

The pledge comprises all present and future assignable property rights of Security Grantor against the companies and the other shareholders resulting from the partnership. In particular, these rights include the right to receive earnings attached to the Interests as well as any dividend distributions and other payments, the right to receive liquidation proceeds in case of dissolution of the company and claims resulting from the retirement of the Security Grantor from any of the aforementioned companies. In this respect, the parties agree that a utilization pledge has been granted pursuant to Section 1273 paragraph 2, Section 1213 of the German Civil Code and NORD/LB does not assume any responsibilities under Section 1214 of the German Civil Code.

9.	The Security Grantor herewith instructs NORD/LB to notify Companies 1, 2, 3 and 4 of this pledge.

Section 14 of the respective articles of association of Companies 1, 2 and 3 as well as Section 15 of the articles of association of Company 4 require that the general partner approves the pledge. The consent declarations dated November 4, 2008 are presented as exhibits to this agreement.

This supplemental agreement forms part of the pledge of participations in limited partnerships dated November 13/ 17, 2008.

All other conditions and agreements of the pledge of participations in limited partnerships dated November 13/17, 2008, remain in effect without any amendments.

Bergisch Gladbach, 12/16/2008	/s/ Rosemarie Kill
Dr. Winfried Kill

Hannover, 12/16/2008	Norddeutsche Landesbank Girozentrale

/s/ Antje Wintjes
Mrs. Antje Wintjes

/s/ Bernd Sablowsky
Mr. Bernd Sablowsky

EXHIBIT 4

Negative Pledge / Pari Passu Declaration

I,

Dr. Winfried Kill

Parkstrasse 32a, 51427 Bergisch Gladbach

am in a business relationship with

Norddeutsche Landesbank – Girozentrale –

Friedrichswall 10, 30159 Hannover

- hereinafter referred to as ‘NORD/LB’.

With respect to all present and future (including conditional and time limited) claims of NORD/LB against myself from the second supplemental agreement entered into between myself and NORD/LB dated October 15, 2008 to the purchase agreement dated July 29, 2008 regarding the purchase of shares in Remote MDX, Inc., incorporated in Utah, USA, (ISIN US75961Q1013), I hereby assume the following obligations:

1.	Share in the Vessel

I undertake

•

not to sell or (further) encumber the limited partnership interest hold by me in the amount of EUR 11,725,000.00 in MS ‘VEGA LEA’ Schifffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 105781 (referred to hereinafter as ‘Company’) , with a nominal capital of EUR 11,975,000.00 and

•	not to enter into any obligations the subject of which would be to sell or (further) encumber my partnership interest in the Company.

I furthermore undertake towards NORD/LB to pledge aforesaid partnership interest in the Company to NORD/LB on its first demand, and to provide the approvals of the general partner or any other third parties necessary for such pledge.

2.	Term, Application of General Terms and Conditions, Choice of Law, Venue:

This agreement shall remain in effect until terminated in written form by both parties. NORD/LB will consent to such termination if any and all claims of NORD/LB resulting from the second supplemental agreement to the purchase agreement dated July 29, 2008 are fulfilled not merely temporarily.

The laws of the Federal Republic of Germany shall apply to this agreement.

Non-exclusive venue shall be Hannover, Germany.

3.	Partial Voidness Clause:

Should any provision of this agreement – regardless of the cause – be or become void, the other provisions shall remain in force. The Parties shall replace such void provision with a valid provision that achieves the intended, economic purpose of the void provision as far as possible. The same shall apply to inoperable provisions, and to possible gaps in this agreement.

Signatures:

Bergisch Gladbach, November 13, 2008	/s/ Dr. Winfried Kill
Dr. Winfried Kill

Hannover, November 17, 2008	Norddeutsche Landesbank Girozentrale

/s/ Olaf Hugenberg
Mr. Olaf Hugenberg

/s/ Bernd Sablowsky
Mr. Bernd Sablowsky

EXHIBIT 5

First Supplemental Agreement to the Negative Pledge / Pari Passu Declaration

dated November 13/17, 2008

Of

Dr. Winfried Kill

Parkstr. 32 A, 51427 Bergisch Gladbach

To

Norddeutsche Landesbank – Girozentrale –

Friedrichswall 10, 30159 Hannover

- referred to hereinafter as NORD/LB -

The following provisions of the negative pledge / pari passu declaration dated November 13/17, 2008 shall be amended as laid out hereinafter:

With respect to all present and future (including conditional and time limited) claims of NORD/LB against myself from the second and third supplemental agreement entered into between myself and NORD/LB on October 15, 2008 and to the purchase agreement dated July 29, 2008 regarding the purchase of shares in Remote MDX, Inc., incorporated in Utah, USA, (ISIN US75961Q1013), I hereby assume the following obligations:

1.	Participation in the Vessel

I undertake

•

not to sell or (further) encumber the limited partnership interest hold by me in the amount of EUR 11,725,000.00 in MS ‘VEGA LEA’ Schiffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 105781 (referred to hereinafter as ‘Company’), with a nominal capital of EUR 11,975,000.00 and

•	not to enter into any obligations the subject of which would be to sell or (further) encumber my partnership interest in the Company.

I furthermore undertake towards NORD/LB to pledge aforesaid partnership interest in the Company to NORD/LB on its first demand, and to provide the approvals of the general partner or any other third parties necessary for such pledge.

2.	Term, Application of General Terms and Conditions, Choice of Law, Venue:

This agreement shall remain in effect until terminated in written form by both parties. NORD/LB will consent to such termination if any and all claims of NORD/LB resulting from the second and third supplemental agreement to the purchase agreement dated July 29, 2008 are fulfilled not merely temporarily.

The laws of the Federal Republic of Germany shall apply to this agreement. Non-exclusive venue shall be Hannover, Germany.

This supplemental agreement forms part of the negative pledge / pari passu declaration dated November 13/17, 2008.

All other conditions and agreements of the pledge of partnership interests in limited partnerships dated November 13/17, 2008, remain in effect without any amendments.

Bergisch Gladbach, 12/16/2008	/s/ Rosemarie Kill
Dr. Winfried Kill

Hannover, 12/16/2008	Norddeutsche Landesbank Girozentrale

/s/ Antje Wintjes
Mrs. Antje Wintjes

/s/ Bernd Sablowsky
Mr. Bernd Sablowsky